EXHIBIT 99.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Creo Inc. (the “Company”) on Form 40-F for the period ended September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Amos Michelson, Chief Executive Officer of the Company, and Mark Dance, Chief Financial Officer and Chief Operating Officer of the Company, each certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Certified this 24th day of February, 2004 in the City of Burnaby.

/s/ Amos Michelson

Amos Michelson
Chief Executive Officer

/s/ Mark Dance

Mark Dance
Chief Financial Officer and Chief Operating Officer